Exhibit 8.1

Subsidiaries of Rezolve AI Limited

Subsidiary	Jurisdiction
Armada Acquisition Corp. I	Delaware
Rezolve Technology S.I.	Spain
Rezolve Taiwan Inc.	Taiwan
Rezolve Technology (India) Private Limited	India
Rezolve Mobile Commerce Inc USA	Delaware